                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*

                       SANTA FE ENERGY RESOURCES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 802-012-104
           --------------------------------------------------------
                                (CUSIP Number)

                             James E. Knox, Esq.
                               Itel Corporation
  Two North Riverside Plaza, Suite 1900, Chicago, IL  60606  (312-902-1515)
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                March 29, 1995
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.  802-012-104                                        Page 2 of 8 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Itel Corporation
         94-1658138

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION


                  7  SOLE VOTING POWER
 NUMBER OF            8,064,005
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON              8,064,005
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
      8,064,005

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.9%

14  TYPE OF REPORTING PERSON*
      CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages


         Itel Corporation, a Delaware corporation ("Itel" or the "Company"), hereby amends the Statement on Schedule 13D, as filed on November 29, 1990 and amended on December 18, 1991, December 31, 1992 and February 11, 1993 (the "Statement"), with respect to the shares of Common Stock, $0.01 par value (the "Common Stock"), of Santa Fe Energy Resources, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Statement.


ITEM 2.  IDENTITY AND BACKGROUND.

         The second paragraph of Item 2 is amended as follows:

         Itel is engaged in the distribution of networking products for voice, data and video and electrical power applications by Anixter Inc. and its subsidiaries. Itel also owns approximately 30% of ANTEC Corporation, a developer and distributor of products used in the cable television industry.

         The fourth paragraph of Item 2 is amended to read as follows:

         Samuel Zell, Chairman of the Board of Itel, Ann Lurie and Sheli Z. Rosenberg, a director of Itel, may be regarded as controlling persons of Itel. Mr. Zell and Mrs. Lurie, by virtue of their positions as trustees and beneficiaries of various trusts, and Mrs. Rosenberg, by virtue of her position as trustee of certain of these trusts, might be deemed to be the beneficial owners of approximately 26% of Itel's common stock. Because Mr. Zell, Mrs. Lurie and Mrs. Rosenberg might be considered to be controlling persons of Itel, they might be deemed to own beneficially the Common Stock owned by Itel. Mr. Zell, Mrs. Lurie and Mrs. Rosenberg disclaim beneficial ownership of the Common Stock owned by Itel.

         The following new information is added to Item 2:

         In a Registration Statement on Form S-3 filed by the Issuer with the Securities and Exchange Commission on March 29, 1995 (the "Registration Statement"), it is stated that prior to any sales of Common Stock by Zell/Chilmark pursuant to the Registration Statement HC will undergo either a partial or complete liquidation pursuant to which Zell/Chilmark will receive a distribution or distributions of the 5,007,987 shares of Common Stock beneficially owned by Zell/Chilmark.

                                                               Page 4 of 8 Pages


         Information relating to the directors and executive officers of Itel is contained in Appendix A attached hereto and is incorporated herein by reference.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The following new information is added to Item 4.

         The Issuer has filed the Registration Statement (which is not yet effective) at the request of Itel and Zell/Chilmark to permit them to sell their shares of Common Stock, when they chose to do so, in public markets or in negotiated transactions, in compliance with the provisions of the Securities Act of 1933. In so selling their shares of Common Stock, Itel and Zell/Chilmark may act independently or jointly.

         It is anticipated that Rod Dammeyer, the Chief Executive Officer of Itel will resign as a director of the Issuer if Itel's investment in the Issuer is no longer significant as the result of Itel's sales of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The second paragraph of Item 5 is amended as follows:

         Under the definition of "beneficial ownership" in Rule 13d-3 of the Rules and Regulations under the Securities and Exchange Act of 1934, Samuel Zell, Chairman of the Board of Itel, Ann Lurie and Sheli Z. Rosenberg, a director of Itel, might be deemed to be beneficial owners of approximately 26% of Itel's common stock. As a result, Mr. Zell, Mrs. Lurie and Mrs. Rosenberg might be deemed to be controlling persons of Itel and thus be deemed beneficial owners of the securities to which this Statement relates. Reference is made to
Item 2.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Registration Statement, Itel and the Issuer have agreed on matters relating to costs and indemnities as summarized therein.

         Itel and Zell/Chilmark may agree to act jointly in selling their shares of Common Stock when and to the extent it would be in their respective best interests to do so.

                                                               Page 5 of 8 Pages



                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:   March 31, 1995                   ITEL CORPORATION


                                          By:  James E. Knox
                                               Senior Vice President,
                                               General Counsel and Secretary

                                                               Page 6 of 8 Pages

                                                                      APPENDIX A


                             OFFICERS AND DIRECTORS
                                       OF
                                ITEL CORPORATION


The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of Itel Corporation ("Itel"). Each such person is a citizen of the United States of America.


NAME AND RESIDENCE OR                                                  PRESENT PRINCIPAL
BUSINESS ADDRESS                                                    OCCUPATION OR EMPLOYMENT
- ------------------------                                            ------------------------
Bernard F. Brennan                                       Director of Itel; Chairman and Chief Executive
One Montgomery Ward Plaza                                Officer of Montgomery Ward & Co., a retailer.
Chicago, IL  60671

Kirk Brewer                                              Senior Vice President-Corporate & Investor Relations
2 N. Riverside Plaza                                     of Itel, and several affiliated companies.
Suite 600
Chicago, IL  60606


Don Civgin                                               Vice President-Treasurer of Itel.
2 N. Riverside Plaza
Suite 1900
Chicago, IL  60606


Rod F. Dammeyer                                          Director of Itel; President and Chief Executive
2 N. Riverside Plaza                                     Officer of Itel; President and Chief Executive
Suite 1900                                               Officer of Great American Management &
Chicago, IL  60606                                       Investment, Inc., a diversified manufacturing
                                                         company.



F. Philip Handy                                          Director of Itel; President of Winter Park
200 E. New England Avenue                                Capital Company, a private investment firm.
Suite 301
Winter Park, FL 32790

Harold Haynes                                            Director of Itel; retired since 1990.
The Highlands
Seattle, WA 98177


Jerome Jacobson                                          Director of Itel; Financial advisor and consultant;
4200 Massachusetts Ave., NW                              individual General Partner of the investment partner-
Suite 114                                                ship ML Venture Partners II, L.P.
Washington, DC  20016


                                                               Page 7 of 8 Pages


                                                                      APPENDIX A


NAME AND RESIDENCE OR                                                  PRESENT PRINCIPAL
BUSINESS ADDRESS                                                    OCCUPATION OR EMPLOYMENT
- ------------------------                                            ------------------------
Melvyn N. Klein                                         Director of Itel; Owner and President of JAKK
Mercantile Tower, MT 209                                Holding Corporation, which is a General Partner
615 N. Upper Broadway                                   of the investment partnership GKH Partners, L.P.;
#1940                                                   Attorney and counselor-at-law since 1968; a principal
Corpus Christi, TX  78477                               at Questor Management Company.


James E. Knox                                           Senior Vice President, General Counsel and
2 N. Riverside Plaza                                    Secretary of Itel Corporation; partner of
Suite 1900                                              Mayer, Brown and Platt.
Chicago, IL  60606


Dennis Letham                                           Chief Financial Officer, Senior Vice President -
2 N. Riverside Plaza                                    Finance of Itel; Chief Financial Officer and Executive
Suite 1900                                              Vice President of Anixter Inc.
Chicago, IL  60606


John P. McNicholas, Jr.                                 Vice President-Controller of Itel.
2 N. Riverside Plaza
Suite 1900
Chicago, IL  60606


Philip F. Meno                                          Vice President-Taxes of Itel and Anixter Inc.
2 N. Riverside Plaza
Suite 1900
Chicago, IL  60606


John R. Petty                                           Director of Itel; Chairman of Czech and Slovak
1620 Eye Street, NW                                     American Enterprise Fund, a not-for-profit
Suite 703                                               private organization established and funded by
Corpus Christi, TX  78477                               the U.S. Government; Private investor since 1988.


John A. Pigott                                          Director of Itel; Private investor
355 Birch
Winnetka, IL  60093


                                                               Page 8 of 8 Pages

                                                                      APPENDIX A

NAME AND RESIDENCE OR                                                 PRESENT PRINCIPAL
BUSINESS ADDRESS                                                    OCCUPATION OR EMPLOYMENT
- ------------------------                                            ------------------------
Sheli Z. Rosenberg                                      Director of Itel; Chairman of the law firm
2 N. Riverside Plaza                                    Rosenberg & Liebentritt, P.C.; President and
Suite 600                                               Chief Executive Officer of Equity Group
Chicago, IL  60606                                      Investments, Inc. and its subsidiary Equity
                                                        Financial and Management Company, both real
                                                        estate investment firms, and executive officer
                                                        and director of Great American Management and
                                                        Investment, Inc., a diversified manufacturing
                                                        company; Trustee of Equity Residential Properties
                                                        Trust; Executive officer and director until
                                                        October 4, 1991 of Madison Management Group,
                                                        Inc. which filed a petition under the Federal
                                                        bankruptcy laws in November 1991.


Stuart M. Sloan                                         Director of Itel; Chairman and Chief Executive
1301 Fifth Avenue                                       Officer of Quality Food Centers, Inc., a super-
#3330                                                   market chain; a principal of Sloan Capital
Seattle, WA  98101                                      Companies, a private investment company; Chief
                                                        Executive Officer from 1987 to 1991 and Chairman
                                                        from 1990 to 1992 of Egghead, Inc., a personal
                                                        computer software seller.


Samuel Zell                                             Director of Itel; Chairman of the Board of Directors,
2 N. Riverside Plaza                                    Chairman of the Board of Great American Management and
Suite 600                                               Investment Inc., a diversified manufacturing company, and
Chicago, IL  60606                                      Equity Group Investments, Inc. and its subsidiary Equity
                                                        Financial and Management Company, both real estate investment firms; Chairman of the Board and Chief Executive Officer of
                                                        Capsure Holdings Corp., owner of various insurance companies, and Manufactured Home Communities, Inc., owner of manufactured housing communities; Chairman of The Trustees of
                                                        Equity Residential Properties Trust; Executive officer and director until October 4, 1991 of Madison Management Group,
                                                        Inc. which filed a petition under the Federal bankruptcy
                                                        laws in November 1991.

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549                      EXECUTED

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                       SANTA FE ENERGY RESOURCES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 802-012-104
           --------------------------------------------------------
                                (CUSIP Number)

                             James E. Knox, Esq.
                               Itel Corporation
  Two North Riverside Plaza, Suite 1900, Chicago, IL  60606  (312) 902-1515
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               Novemer 19, 1990
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 10.

                                 SCHEDULE 13D


CUSIP NO.  802-012-104                                        Page 2 of 10 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Itel Corporation
         94-1658138

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

                  7  SOLE VOTING POWER
 NUMBER OF            8,069,995*
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON              8,069,995*
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
      8,069,995*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.6%*

14  TYPE OF REPORTING PERSON*
      CO

        * Pursuant to a distribution of Common Stock of the Issuer to holders of Santa Fe Pacific Corporation common stock an based on 172,818,327 shares of such common stock outstanding on November 1, 1990. See
           Item 3.

Item     1.      Security and Issuer.

         This Statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of Santa Fe Energy Resources, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 1616 South Voss, Suite 1000, Houston, Texas 77057.

Item     2.      Identity and Background.

         This Statement is filed by Itel Corporation, a corporation organized under the laws of the State of Delaware ("Itel" or the "Company"), which has its principal executive offices at Two North Riverside Plaza, Suite 1900, Chicago, Illinois 60606.

         Itel and its subsidiaries are engaged in: (i) transportation services, including (a) rail car leasing by Itel Rail Corporation and its subsidiaries, (b) container leasing by Itel Container Corporation, Itel Containers International Corporation and their subsidiaries (collectively, "Container"), (c) rail transportation by several small railroads and (d) distribution services by Itel Distribution Systems, Inc. and its subsidiaries;
(ii) distribution of wiring systems products for the transmission of power and voice, data and video communications by Anixter Bros., Inc. and its subsidiaries; and (iii) heavy marine construction, primarily dredging, by Great Lakes International, Inc. and its subsidiaries. In October 1990, Itel agreed to sell substantially all the assets of Container to General Electric Capital Corporation. The Company also has a substantial investment in securities of other companies, primarily approximately 15.5% of the common stock of Santa Fe Pacific Corporation ("Santa Fe"), approximately 12.4% of the common stock of Catellus Development Corporation and approximately 21% of the common stock of American President Companies, Ltd. Financing operations of Signal Capital Corporation and its subsidiaries are being held for sale.

         Information relating to the directors and executive officers of Itel is contained in Appendix A attached hereto and is incorporated herein by reference.

         As described in this paragraph, Samuel Zell, Chairman of the Board and Chief Executive Officer of Itel, B. Anne Lurie and Sheli Z. Rosenberg, a director of Itel, may be regarded as controlling persons of Itel. Mr. Zell and Mrs. Lurie, by virtue of their positions as trustees and beneficiaries of various trusts, and Mrs. Rosenberg, by virtue of her position as trustee of certain of these trusts, might be deemed to be the beneficial owners of approximately 19.5% of Itel's outstanding common stock, without giving effect to warrants and options to purchase Itel common stock held by Mr. Zell, Mrs. Lurie, Mrs. Rosenberg and their affiliates, or 27.6% of Itel's common stock upon exercise of these warrants and options. Because Mr. Zell, Mrs. Lurie and Mrs. Rosenberg might be considered to be controlling persons of Itel, they might be deemed to own beneficially the Common Stock owned by Itel. Mr. Zell, Mrs. Lurie and Mrs. Rosenberg disclaim beneficial ownership of the Common Stock owned by Itel.

         Neither Itel, nor, to the best of Itel's knowledge, any of the persons listed in Appendix A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Itel nor, to the best of Itel's knowledge, any of the persons listed in Appendix A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item     3.      Source and Amount of Funds or Other Consideration.

         On November 19, 1990, the board of directors of Santa Fe authorized the distribution (the "Distribution") to holders of Santa Fe's common stock of all the outstanding shares of Common Stock of the Issuer, which conducts substantially all of Santa Fe's oil and gas operations, held by Santa Fe prior to the Distribution. Prior to the Distribution, Itel beneficially owned 26,750,300 shares of Santa Fe common stock, representing approximately 15.5% of the outstanding Santa Fe common stock. The shares of Common Stock will be distributed on December 4, 1990 to holders of record of Santa Fe common stock at the close of business on November 29, 1990 (the "Record Date") on the basis of one share of Common Stock for approximately every 3.3 shares of Santa Fe common stock held on the Record Date (based on 172,818,327 shares of Santa Fe common stock outstanding on November 1, 1990).

Item     4.      Purpose of the Transaction.

         Itel has acquired beneficial ownership of the 8,069,995 shares of Common Stock which it beneficially owns as of the date of this Statement for investment purposes. Itel may from time to time seek to increase, reduce or dispose of its investment in the Common Stock in the open market, in privately negotiated transactions or otherwise, in which event such transactions might be through or together with entities affiliated with Itel. The determination to effect any such transactions will depend, among other things, upon the market price of the Common Stock, availability of funds, borrowing costs, market conditions, developments affecting the Issuer and Itel, other opportunities available to Itel and other considerations. Itel intends, from time to time, to review its investment in the Issuer and to take such action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing.

         Other than as described above, Itel has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item     5.      Interest in Securities of the Issuer.

         (a), (b) As a result of the Distribution and based on 172,818,327 shares of Santa Fe common stock outstanding on November 1, 1990, Henley Nucorp, Inc., an indirect wholly owned subsidiary of Itel, will hold 8,069,995 shares of Common Stock. As a result, Itel beneficially owns 8,069,995 shares of Common Stock or approximately 12.64% of the outstanding shares of Common Stock. Upon consummation of the Distribution, Itel will have the sole power to vote and dispose of all of such 8,069,995 shares.

         Under the definition of "beneficial ownership" in Rule 13d-3 of the Rules and Regulations under the Securities Exchange Act of 1934, Samuel Zell, Chairman of the Board and Chief Executive Officer of Itel, B. Anne Lurie and Sheli Z. Rosenberg, a director of Itel, might be deemed to be beneficial owners of approximately 19.5% of Itel's outstanding common stock, without giving effect to warrants and options to purchase Itel common stock held by Mr. Zell, Mrs. Lurie, Mrs. Rosenberg and their affiliates, or 27.6% of Itel's outstanding common stock upon exercise of these warrants and options. As a result, Mr. Zell, Mrs. Lurie and Mrs. Rosenberg might be deemed to be controlling persons of Itel and thus be deemed beneficial owners of the securities to which this Statement relates. Reference is made to
Item 2 above.

        Except as set forth herein, to the best of Itel's knowledge, none of the directors or officers of Itel beneficially owns any shares of the Common Stock, except for the following: (i) Annette Grossman Klein, spouse of Melvyn
N. Klein, a director of Itel, owns 90 shares of Common Stock (of which Mr. Klein disclaims beneficial ownership); and (ii) Jack P. Edwards, a director and executive officer of Itel, owns 1,018 shares of Common Stock.

        (c) The only transaction effected by Itel with respect to the Common Stock during the past 60 days was pursuant to the Distribution.

        To the best of Itel's knowledge, none of the directors or executive officers of Itel has engaged in any transactions with respect to the Common Stock during the past 60 days.

        (d) None.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as described in Items 3 and 4 above and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer.

        Rod F. Dammeyer, President and a director of Itel, has served as a director of the Issuer since June 1990.

Item 7. Material to be Filed as Exhibits.

        None.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  November 29, 1990                            ITEL CORPORATION


                                                     By: James E. Knox
                                                        ---------------------
                                                        James E. Knox
                                                        Senior Vice President,
                                                        General Counsel and
                                                        Secretary

                                                                      APPENDIX A

                             OFFICERS AND DIRECTORS
                                       OF
                                ITEL CORPORATION

  The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of Itel Corporation ("Itel"). Each such person is a citizen of the United States of America.

Name and Residence or                       Present Principal
Business Address                         Occupation or Employment
- ---------------------                    ------------------------
Bernard F. Brennan                  Director of Itel; Chairman and
One Montgomery Ward Plaza           Chief Executive Officer of
Chicago, IL 60671                   Montgomery Ward & Co., a retailer.

William A. Buzick, Jr.              Director of Itel; Private
1391 Shaw Avenue                    investor; Chairman of the Board of
Fresno, CA 93711                    Directors of Pacific
                                    Bancorporation.

Timothy J. Croasdaile               Vice President - Corporate and
Two North Riverside Plaza           Investor Relations.
Suite 1900
Chicago, IL 60606

Rod F. Dammeyer                     Director of Itel; President of
Two North Riverside Plaza           Itel; Director of Santa Fe
Suite 1900                          Pacific Corporation and Santa Fe
Chicago IL 60606                    Energy Resources, Inc.

Jack P. Edwards                     Director of Itel; President of
Two North Riverside Plaza           Itel's transportation group.
Suite 1900
Chicago, IL 60606

F. Philip Handy                     Director of Itel; President
200 E. New England Ave.             of Winter Park Capital Company, a
Suite 301                           private investment firm; Director
Winter Park, FL 32789               of Great American Management and
                                    Investment, Inc. and NTC Group,
                                    Inc.

Harold Haynes                   Director of Itel; Retired Executive
The Boeing Company              Vice President, Chief Financial
Administration Bldg. #224       Officer and Director of The Boeing
7755 East Marginal Way          Company, an aerospace firm;
Seattle, WA  98188              Director of First Interstate
                                Bank of Washington and SAFECO
                                Corporation.

Gary M. Hill                    Vice President - Finance of
Two North Riverside Plaza       Itel.
Suite 1900
Chicago, IL  60606

Jerome Jacobson                 Director of Itel; Financial
The Foxhall, Suite 114          advisor and consultant; Individual
4200 Massachusetts Ave.,        General Partner of ML Venture
  N.W.                          Partners II, L.P.; Director of
Washington, D.C.  20016         Hercules Corporation, Intellicorp
                                and A, T & E Corporation.

Melvyn N. Klein                 Director of Itel; General Partner
1940 First City Bank            of investment partnership Harry
  Tower                         Gray, Mel Klein & Partners, L.P.;
Corpus Christi, TX  78477       Attorney and counselor-at-law.

James E. Knox                   Senior Vice President, General
Two North Riverside Plaza       Counsel and Secretary of Itel;
Suite 1900                      Director of Catellus Development
Chicago, IL  60606              Corporation.

John R. Petty                   Director of Itel; Private
1720 Eye Street, N.W.           Investor; Director of Himont, Inc.
Suite 304
Washington, D.C.  20006

Sheli Z. Rosenberg              Director of Itel; Senior Vice
Two North Riverside Plaza       President and General Counsel of
Suite 1601                      Equity Group Investments, Inc.,
Chicago, IL  60606              a privately owned real estate
                                investment and management company;
                                Director of Nucorp Energy, Inc.,
                                Digicon, Inc. and The George
                                Worthington Company.

John A. Pigott                  Director of Itel; President and
Anixter Bros., Inc.             Chief Executive Officer of Anixter
4711 Golf Road                  Bros., Inc., a subsidiary of Itel
Skokie, IL  60076               engaged in the distribution of
                                wiring systems products.

Scott H. Williamson             Vice President-Acquisitions and
Two North Riverside Plaza       Development of Itel
Suite 1900
Chicago, IL  60606

William G. Wolfe                Vice President - Taxes of Itel
Two North Riverside Plaza
Suite 1900
Chicago, IL  60606

James D. Woods                  Director of Itel; Chairman,
Baker Hughes, Inc.              President and Chief Executive
3900 Essex Lane                 Officer of Baker Hughes
Suite 800                       Incorporated, a manufacturer and
Houston, TX  77027              lessor of oil field and mining
                                equipment; Director of Varco
                                International, Inc.

Samuel Zell                     Chairman of the Board of Directors
Two North Riverside Plaza       and Chief Executive Officer of
Suite 600                       Itel; Chairman of the Board of
Chicago, IL  60606              Directors and Chief Executive
                                Officer of Great American
                                Management and Investment, Inc., a
                                diversified financial services,
                                manufacturing and agricultural
                                chemical company; Chairman of the
                                Board of Equity Group Investments,
                                Inc., a privately owned real
                                estate investment and management
                                company and of its subsidiary,
                                Equity Financial and Management
                                Company; General Partner of
                                Riverside Partners, a privately
                                owned investment partnership;
                                Director of Nucorp Energy, Inc.,
                                Santa Fe Pacific Corporation and
                                Catellus Development Corporation.

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                                                       CONFORMED
                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                       SANTA FE ENERGY RESOURCES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 802-012-104
           --------------------------------------------------------
                                (CUSIP Number)

                             James E. Knox, Esq.
                               Itel Corporation
  Two North Riverside Plaza, Suite 1900, Chicago, IL  60606  (312) 902-1515
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              December 10, 1991
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 14.
                           Exhibit Index at page 6.

                                         SCHEDULE 13D


CUSIP NO.  802-012-104                                        Page 2 of 14 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Itel Corporation
         94-1658138

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

                  7  SOLE VOTING POWER
 NUMBER OF            8,064,005
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON              8,064,005
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
      8,064,005

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.6%

14  TYPE OF REPORTING PERSON*
      CO

        Itel Corporation, a Delaware corporation ("Itel" or the "Company"), hereby amends the Statement on Schedule 13D, as filed on November 29, 1990 (the "Statement"), with respect to the shares of Common Stock, $0.01 par value (the "Common Stock"), of Santa Fe Energy Resources, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Statement.

Item 4.  Purpose of the Transaction.

    The response  to Item 4 is hereby amended by adding the following:

        Itel has entered into an Agreement and Irrevocable Proxy, dated as of December 10, 1991 (the "Adobe Proxy"), with Adobe Resources Corporation ("Adobe") in connection with the Agreement of Merger between the Issuer and Adobe (the "Merger Agreement"), pursuant to which Adobe will merge with and into the Issuer (the "Merger") and each share of Adobe stock will be converted into the right to receive stock of the Issuer. The Adobe Proxy is attached hereto as
Exhibit 1 and is incorporated by reference herein.

        Itel has granted Adobe an irrevocable proxy to vote the shares of Common Stock which Itel holds in favor of the Merger Agreement and the Merger and against Competing Proposals (as defined in the Adobe Proxy). Itel has also agreed, among other things, not to sell its shares of Common Stock, grant any other proxies with respect thereto or subject its shares of Common Stock to a voting trust or agreement, unless in each case Itel ensures that such shares shall remain subject to the Adobe Proxy. Itel has also agreed, among other things, not to participate in or solicit Competing Proposals or to take any other action which would frustrate Adobe's ability to exercise the Adobe Proxy or consummate the Merger. Nothing in the Adobe Proxy affects Itel's right to grant a security interest in or to pledge the shares of Common Stock in a bona fide credit arrangement.

        The Adobe Proxy terminates at the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) upon written notice by Adobe, (iv) upon Adobe's revocation of its recommendation to its stockholders to approve the Merger Agreement and the Merger, (v) upon election by Itel to terminate the Adobe Proxy based on Adobe's breach of its covenants in the Adobe Proxy or (vi) June 30,1992.

Item 5.  Interest in Securities of the Issuer.

        Item 5 is hereby amended by deleting the first paragraph of Item 5 and inserting in lieu thereof the following:

        As a result of the Distribution, Henley Nucorp, Inc., an indirect wholly owned subsidiary of Itel, holds 8,064,005 shares of Common Stock. As a result, Itel beneficially owns 8,064,005 shares of Common Stock or approximately 12.6% of the outstanding shares of Common Stock (based on 63,830,000 shares of Common Stock reported by the Issuer as outstanding at November 1, 1991). Subject to the Adobe Proxy, Itel has the sole power to vote and dispose of all of such 8,064,005 shares.

Item 7.  Material to be Filed as Exhibits.

  Exhibit 1 -    Agreement and Irrevocable Proxy, dated as of December 10, 1991, between Adobe Resources Corporation and Itel Corporation

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 18, 1991            ITEL CORPORATION


                                     By:  /s/James E. Knox
                                         ---------------------
                                         James E. Knox
                                         Senior Vice President,
                                         General Counsel and
                                         Secretary

                                 EXHIBIT INDEX

Number                                           Page

Exhibit 1     Agreement and Irrevocable Proxy,    7
              dated as of December 10, 1991,
              between Adobe Resources Corporation
              and Itel Corporation

                                                                       EXHIBIT 1

                        AGREEMENT AND IRREVOCABLE PROXY

        This Agreement and Irrevocable Proxy, dated as of December 10, 1991 (the "Agreement"), is by and between Adobe Resources Corporation, a Delaware corporation ("Target"), and the party identified as the "Stockholder" on the signature page hereof (the "Stockholder").

                                R E C I T A L S:

        WHEREAS, the Target and Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), propose to enter into an Agreement of Merger that will be in the form attached hereto as Exhibit A (the "Merger Agreement"), providing, among other things, for the merger of Target with and into the Company in accordance with the terms and provisions of, and subject to the conditions set forth in, the Merger Agreement (the "Merger"), as a result of which all outstanding shares of the Target's common stock, par value $0.01 per share ("Target Common Stock"), will be converted into the right to receive shares of the Company's common stock, par value $0.01 per share ("Company Common Stock"), on the basis set forth in the Merger Agreement, and all outstanding shares of Target's 12% preferred stock par value $20.00 per share (the "Preferred Stock"), and all outstanding shares of Target's convertible preferred stock, par value $20.00 per share (the "Convertible Stock"), will be converted into the right to receive shares of the Company's 7% convertible preferred stock, par value $0.01 per share (the "Company Convertible Preferred Stock"), and shares of Company Common Stock, in each case on the basis set forth in the Merger Agreement; and

        WHEREAS, upon consummation of the Merger, Target will be merged with and into the Company and Target's separate corporate existence will cease; and

        WHEREAS, the Stockholder is the owner, beneficially and of record, of the number of shares of Company Common Stock (the "Shares") identified on the signature page of this Agreement; and

        WHEREAS, the Stockholder has agreed to vote the Shares in favor of the Merger and the issuance of the Merger Consideration upon consummation thereof at the Company's Stockholders' Meeting; and

        WHEREAS, as a condition to Target's willingness to enter into the Merger Agreement, the Stockholder has agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and to grant Target an irrevocable proxy (the "Proxy"), with respect to the Shares;

        NOW, THEREFORE, to induce Target to enter into the Merger Agreement and in consideration of the aforesaid and the representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, including the benefits that the parties hereto expect to derive from the Merger, the receipt and sufficiency of all of which are hereby acknowledged by the parties, the parties hereto agree as follows:

        1. Revocation of Prior Proxies. The Stockholder hereby revokes all previous proxies granted with respect to any of the Shares owned by the Stockholder that would conflict with the terms of the Proxy granted hereby.

        2. Grant of Irrevocable Proxy. The Stockholder hereby irrevocably constitutes and appoints the Target and Robert F. Vagt, President and Chief Operating Officer of Target, and Russell L. Allen, Senior Vice President and Chief Financial Officer of Target, in their respective capacities as officers of Target, and any individual, who shall hereafter succeed to the office of President and Chief Executive Officer or Vice President and Chief Financial Officer, respectively, of Target, and each of them individually, as its true and lawful proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of the Stockholder, to call and attend any and all meetings of the Company's stockholders, including the Company's Stockholders' Meeting, at which the Merger Agreement and the Merger and the issuance of the Merger Consideration by the Company upon consummation of the Merger is to be considered and voted upon by the Company's stockholders, and any adjournments thereof, to execute any and all written consents of stockholders of the Target, and to vote all of the Shares and any and all shares of any other class of capital stock of the Target presently or at any future time owned beneficially or of record by the Stockholder, including any and all securities having voting rights issued or issuable in respect thereof, which the Stockholder is entitled to vote other than as set forth on Exhibit B hereto
(all of the foregoing being collectively referred to as the "Subject Stock"), and to represent and otherwise act as the Stockholder could act, in the same manner and with the same effect as if the Stockholder were personally present, at any such annual, special or other meeting of the stockholders of the Company (including the Company's Stockholders' Meeting), and at any adjournment thereof (a "Meeting"), or pursuant to any written consent in lieu of meeting or otherwise; provided, however, that any such vote or consent in lieu thereof or any other action so taken shall be solely for the purposes of (i) voting in favor of the Merger Agreement and the Merger, the issuance of the Merger Consideration upon consummation of the Merger and any transactions contemplated thereby or (ii) rejecting any proposal for any merger agreement or merger
(other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or amendment of the Company's Restated Certificate of Incorporation or By-laws, except to the extent contemplated in the Merger Agreement, or any other transaction or action which is intended to frustrate or impair the right or ability of the Company, on the one hand, and the Target, on the other hand, to consummate the Merger (a "Competing Proposal"). Such attorneys and proxies are hereby authorized to vote the Subject Stock in accordance with the terms of the Proxy contemplated hereby.

        3. Vote in Favor of Merger and Merger Agreement. If Target is unable or declines to exercise the power and authority granted by the Proxy for any reason, the Stockholder covenants and agrees (i) to vote all the Subject Stock in favor of approval and adoption of the Merger Agreement and the Merger, the issuance of the Merger Consideration upon consummation of the Merger and the transactions contemplated thereby at any Meeting (including the Company's Stockholders' Meeting) and, upon request of Target, to provide the Stockholder's written consent thereto, and (ii) unless otherwise requested by Target, to vote all the Subject Stock against any Competing Proposal at any Meeting and to refuse to provide the Stockholder's written consent thereto.

        4. No Action Without Target's Consent. The Stockholder hereby covenants and agrees that it will not vote or take any action by written consent of stockholders in lieu of meeting on any matter that is subject to the Proxy without Target's prior written consent.

        5. Negative Covenants of the Stockholder. Except to the extent contemplated herein or in the Merger Agreement, the Stockholder hereby covenants and agrees that the Stockholder will not, and will not agree to, directly or indirectly, (a) sell, transfer, assign, cause to be redeemed or otherwise dispose of any of the Subject Stock or enter into any contract, option or other agreement or understanding with respect to the sale, transfer, assignment, redemption or other disposition of any Subject Stock; or (b) grant any proxy, power-of-attorney or other authorization or interest in or with respect to such Subject Stock pertaining or relating to the Merger Agreement, the Merger, the issuance of the Merger consideration upon consummation of the Merger, or any of the transactions contemplated thereby or any Competing Proposal; or (c) deposit such Subject Stock into a voting trust to enter into a voting agreement or arrangement with respect to such Subject Stock unless and until, in the case of (a), (b) or (c) above, the Stockholder shall have taken all actions (including, without limitation, the endorsement or a legend on the certificates evidencing such Subject Stock) reasonably necessary to ensure that such Subject Stock shall at all times be subject to all the rights, powers and privileges granted or conferred, and subject to all the restrictions, covenants and limitations imposed, by this Agreement and shall have caused any transferee of any of the Subject Stock to execute and deliver to the Company, an Agreement and Irrevocable Proxy, in substantially the form of this Agreement with respect to the Subject Stock. The Stockholder further covenants and agrees that the Stockholder will not (a) initiate, encourage, participate in or solicit, directly or indirectly, or engage in discussions or negotiations with respect to, any inquiries or the making of any proposal with respect to, or engage in negotiations concerning or provide any confidential information or data to, any person relating to, any Competing Proposal or (b) take any other action (other than, to the extent contemplated in this Agreement, voting at the Company's Stockholders' Meeting for approval of the Merger Agreement, the Merger, the issuance of the Merger Consideration upon consummation of the

Merger and the transactions contemplated thereby or any actions intended to assist the consummation of the Merger or the satisfaction of the conditions specified in Article VI of the Merger Agreement) the effect of which, directly or indirectly, would be to frustrate Target's ability to exercise the Proxy or consummate the Merger. Nothing contained herein shall be construed in any way as affecting the right of the Stockholder to grant a security interest, by way of pledge, by hypothecation or otherwise, in the Subject Stock in connection with bona fide credit arrangements or as requiring the lender in such bona fide credit arrangement to be bound by the terms of this Agreement, provided that the Stockholder shall promptly notify the Target of any such grant.

         6. Negative Covenants of the Target. The Target covenants and agrees that it will not (a) amend in any material respect (i) the Merger Agreement or
(ii) the form of Certificate of Designations, Rights and Preferences attached as Schedule I to the Merger Agreement, unless it obtains the Stockholder's prior written consent thereto, or (b) modify the terms of the Agreement and Irrevocable Proxy between the Target and Olympia & York SF Holdings Corporation, unless the Target shall have offered to modify the terms of this Agreement and Irrevocable Proxy in the same manner and the Stockholder has elected not to accept such offer. Provided that the Target shall have notified the Stockholder of any such amendment or modification, the Target and the Stockholder hereby agree that the sole remedy of the Stockholder for a breach by the Target of the foregoing covenant shall be to elect to terminate this Agreement by notice to the Target.

         7. Stockholder's Representations and Warranties. The Stockholder represents and warrants to Target that (a) the Stockholder has duly authorized, executed and delivered this Agreement and this Agreement constitutes a valid and binding agreement and neither the execution and delivery of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will constitute a violation of, a default under, or conflict with any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or by which the Stockholder is bound; or (b) consummation by the Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of law other than a filing on Form 13D that may be required under the Securities Exchange Act of 1934, as amended; (c) except to the extent contemplated herein and except as described in the final sentence of this
Section 6, the Subject Stock and the certificates representing same are now and at all times during the term of this Agreement will be held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements or any other encumbrances whatsoever ("Encumbrances") with respect to the ownership or voting of the Subject Stock or otherwise, other than Encumbrances created by or arising pursuant to this Agreement; and there are no outstanding options, warrants or rights to purchase or acquire, or proxies, powers-of-attorney, voting agreements, trust agreements or other agreements relating to, the Subject Stock other than this Agreement; (d) except as set forth on Exhibit B, such Subject Stock constitutes all of the securities of the Company owned beneficially or of record by the Stockholder on the date hereof; and (e) the Stockholder has the present power and right to vote all of the Subject Stock as contemplated herein. The Stockholder hereby advises the Target that the Shares are pledged as security under that certain Loan Agreement between the Stockholder and Manufacturers Hanover Trust Company of New York, and that no default, event of default, or event of acceleration has occurred thereunder.

         8. Certain Defined Terms. Unless otherwise expressly provided herein, all capitalized terms used herein without definition shall have the meanings assigned to them in the Merger Agreement.

         9. Choice of Law. The terms and provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

         10. Binding Effect; Assignability. The terms and provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the parties hereto. This Agreement and the rights hereunder may not be assigned or transferred by the Target, except with the prior written consent of the Stockholder.

         11. Term. This Agreement shall terminate at the earlier of (i) the Effective Time, or (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) upon written notice of termination of this Agreement given by Target to the Stockholder expressly referring to this paragraph, or
(iv) the revocation by the Target of the recommendation to its stockholders to approve the Merger, the Merger Agreement, and the transactions contemplated thereby or (v) termination of this Agreement in accordance with Section 7 hereof or (vi) June 30, 1992.

         12. Irrevocable Proxy Coupled With an Interest. The Stockholder acknowledges that the Target will enter into the Merger Agreement in reliance upon this Agreement, including the Proxy, and that the Proxy is granted in consideration for the execution and delivery of the Merger Agreement by the Target. THE STOCKHOLDER AGREES THAT THE PROXY AND ALL OTHER POWER AND AUTHORITY INTENDED TO BE CONFERRED HEREBY IS COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE POWER AND, EXCEPT AS PROVIDED IN PARAGRAPH 11 ABOVE, SHALL NOT BE TERMINATED BY ANY ACT OF THE STOCKHOLDER BY LACK OF APPROPRIATE POWER OR AUTHORITY OR BY THE OCCURRENCE OF ANY OTHER EVENT OR EVENTS.

         13. Specific Performance. The parties acknowledge and agree that performance of their respective obligations hereunder will confer a unique benefit on the other and that a failure of performance will result in irreparable harm to the other and will not be compensable by money damages. The parties therefore agree that this Agreement, including the Proxy, shall be specifically enforceable and that specific enforcement and injunctive relief shall be a remedy properly available to the Target and the Stockholder for any breach of any agreement, covenant or representation of the other hereunder.

         14. Further Assurance. The Stockholder will, upon request, execute and deliver any additional documents and take such further actions as may reasonably be deemed by the Target or its counsel to be necessary or desirable to carry out the provisions hereof.

         15. Severability. If any term, provision, covenant or restriction of this Agreement, or the application thereof to any circumstance shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement or the application thereof to any other circumstance, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated and shall be enforced to the fullest extent permitted by law.

         16. Counterparts. This Agreement and Irrevocable Proxy may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same document.

         IN WITNESS WHEREOF, the Target and the Stockholder have duly executed this Agreement or caused this Agreement to be duly executed as of the date first set forth hereinabove.

                                       THE STOCKHOLDER

                                       ITEL CORPORATION

                                       By: ROD DAMMEYER
                                       -----------------------------
                                       Its: President

                                       Shares Owned:

                                       8,064,005 shares of Company Common Stock


                                       TARGET

                                       ADOBE RESOURCES CORPORATION


                                       By: STANLEY R. RAWN, JR.
                                       -----------------------------
                                       Its: Chief Executive Officer

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                       SANTA FE ENERGY RESOURCES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 802-012-104
           --------------------------------------------------------
                                (CUSIP Number)

                             James E. Knox, Esq.
                               Itel Corporation
  Two North Riverside Plaza, Suite 1900, Chicago, IL  60606  (312-902-1515)
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              December 31, 1992
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.  802-012-104                                        Page 2 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Itel Corporation
         94-1658138

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION


                  7  SOLE VOTING POWER
 NUMBER OF            8,064,005
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON              8,064,005
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
         8,064,005

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9%

14  TYPE OF REPORTING PERSON*
         CO

  Itel Corporation, a Delaware corporation ("Itel" or the "Company"), hereby amends the Statement on Schedule 13D, as filed on November 29, 1990 and amended on December 18, 1991 (the "Statement"), with respect to the shares of Common Stock, $0.01 par value (the "Common Stock"), of Santa Fe Energy Resources, Inc., a Delaware Corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Statement.

Item 2.  Identity and Background.

  The second paragraph of Item 2 is amended as follows:

  Itel and its subsidiaries are primarily engaged in the distribution of wiring systems products for the transmission of power and voice, data and video communications by Anixter Bros., Inc. and its subsidiaries. Its railcar fleet has been transferred to a trust and by the trust to a partnership which has leased the fleet to a third party under a long-term lease and the trust has issued long-term bond payable from its distributions from the partnership.
Itel also owns approximately 12.4% of the common stock of Catellus Development Corporation.

  The fourth paragraph of Item 4 is amended to read as follows:

  As described in this paragraph, Samuel Zell, Chairman of the Board of Itel,
B. Ann Lurie and Sheli Z. Rosenberg, a director of Itel, may be regarded as controlling persons of Itel. Mr. Zell and Mrs. Lurie, by virtue of their positions as trustees and beneficiaries of various trusts, and Mrs. Rosenberg, by virtue of her position as trustee of certain of these trusts, might be deemed to be the beneficial owners of approximately 31% of Itel's outstanding common stock, without giving effect to warrants and options to purchase Itel common stock held by Mr. Zell, Mrs. Lurie, Mrs. Rosenberg and their affiliates, or 32% of Itel's common stock upon exercise of these warrants and options. Because Mr. Zell, Mrs. Lurie and Mrs. Rosenberg might be considered to be controlling persons of Itel, they might be deemed to own beneficially the Common Stock owned by Itel. Mr. Zell, Mrs. Lurie and Mrs. Rosenberg disclaim beneficial ownership of the Common Stock owned by Itel.

  The following new information is added to Item 2:

  According to a Schedule 13D filed by HC Associates, a Delaware general partnership ("HC"), on January 8, 1993 ("HC 13D"), HC has acquired 10,211,078 shares of Common Stock. The HC 13D states (a) the Zell/Chilmark Fund, L.P., ("Zell/Chilmark") has a 49.044606% partnership interest in HC, (b) the sole general partner of Zell/Chilmark is ZC Limited Partnership, an Illinois limited partnership ("ZC Limited"), (c) the sole general partner of ZC Limited is ZC Partnership, a Delaware general partnership ("ZC"), (d) ZC's partners include ZC, Inc., an Illinois corporation ("ZCI"), and (e) the Samuel Zell Revocable Trust under trust agreement dated 1/17/1990 is the sole shareholder of ZCI.

  Samuel Zell, Chairman of the Board of Directors of Itel, is the sole trustee and beneficiary of the Samuel Zell Revocable Trust. Rod Dammeyer, a director and President and Chief Executive Officer of Itel, Sheli Rosenberg, a director of Itel, Gary Hill, Senior Vice President-Finance of Itel, and James Knox, Senior Vice President, General Counsel and Secretary of Itel, are general partners of COP Seniors General Partnership, an Illinois general partnership, which is a limited partner of ZC Limited. Messrs. Zell, Dammeyer, Knox and Hill and Mrs. Rosenberg disclaim beneficial ownership of the Common Stock owned by HC.

  The HC 13D further states (a) GKH Investments, L.P. has a 47.257861% partnership interest in HC and GKH Partners, L.P., as nominee for GKH Private Limited, has a 1.786745% partnership interest in HC, (b) the sole general partner of GKH Investments, L.P., a Delaware limited partnership, is GKH Partners, L.P., a Delaware limited partnership, ("GKH"), (c) the general partners of GKH include JAKK Holding Corp., a Nevada corporation ("JAKK"), and HGM Associates Limited Partnership, an Illinois limited partnership ("HGMLP"),
(d) the sole director, stockholder and principal officer of JAKK is Melvyn N. Klein, (e) the sole general partner of HGMLP is HGM Corporation, A Nevada corporation ("HGM"), (f) the officers and directors of HGM are Jay A. Pritzker, Thomas J. Pritzker, Glen Miller and Harold S. Handelsman, and (g) all the stock of HGM is owned by a trust, the beneficiaries of which are lineal descendants of Nicholas J. Pritzker (deceased) and certain of their current and former spouses. Mr. Klein is a director of Itel. TIG Partners, L.P., an Illinois limited partnership ("TIG"), owns 11% of Itel's common stock. According to a
Schedule 13D filed by TIG on April 5, 1991, the general partner of TIG is PDA Corp., a Delaware corporation, the officers and directors of which are Penny Pritzker, Allen Turner, Glen Miller, J. Kevin Poorsman and Harold S. Handelsman and the sole stockholder of which is Nicholas J. Pritzker.

  The remainder of the information required by Item 2 is in the Statement or the HC 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

   See Item 5 and HC 13D.

Item 4.  Purpose of the Transaction.

   See Item 5 and HC 13D.

Item 5.  Interest in Securities of the Issuer.

  The second and third paragraphs of Item 5 are amended to read as follows:

        Under the definition of "beneficial ownership" in Rule 13d-3 of the Rules and Regulations under the Securities Exchange Act of 1934, Samuel Zell, Chairman of the Board of Itel, B. Ann Lurie and Sheli Z. Rosenberg, a director of Itel, might be deemed to be beneficial owners of approximately 31% of Itel's outstanding common stock, without giving effect to warrants and options to purchase Itel common stock held by Mr. Zell, Mrs. Lurie, Mrs. Rosenberg and their affiliates, or 32% of Itel's outstanding common stock upon exercise of these warrants and options. As a result, Mr. Zell, Mrs. Lurie and Mrs. Rosenberg might be deemed to be controlling persons of Itel and thus be deemed beneficial owners of the securities to which this Statement relates. Reference is made to Item 2.

        Also see Item 2 and the HC 13D for information about Common Stock held by HC, the transactions in which that stock was acquired, the sources of funds for those transactions, the purpose of those transactions, and the interests of various persons in those transactions.

        Except as set forth herein, to the best of Itel's knowledge, none of the directors or officers of Itel beneficially owns any shares of the Common Stock or engaged in any transactions in Common Stock during the past 60 days, except for the following: (i) James Knox, Senior Vice President, General Counsel and Secretary of Itel, and his spouse own 50,000 shares of Common Stock, of which 10,000 shares were acquired on November 17, 1992 for $8.125 per share in transactions on the New York Stock Exchange ("NYSE") with funds from a joint margin account with Prudential Securities; (ii) Gary Hill, Senior Vice President-Finance of Itel owns 1300 shares of Common Stock; (iii) William Wolfe, Vice President-Taxes, owns 2000 shares of Common Stock acquired on December 3, 1992 for $7.875 per share in transactions on the NYSE with personal funds; (iv) John McNicholas, Vice President-Controller of Itel, and his spouse own 480 shares of Common Stock, and (v) Melvyn N. Klein, a director of Itel, owns 60 shares of Common Stock. All the above individuals purchased their shares for investment. Itel disclaims beneficial ownership of the Common Stock owned by HC and the above individuals and the above individuals and the entities and individuals described in Item 2 disclaim beneficial ownership of the Common Stock owned by Itel.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January ____, 1993               ITEL CORPORATION



                                         By:  James E. Knox
                                            -----------------------------
                                            James E. Knox
                                            Senior Vice President,
                                            General Counsel and Secretary

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                       SANTA FE ENERGY RESOURCES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 802-012-104
           --------------------------------------------------------
                                (CUSIP Number)

                             James E. Knox, Esq.
                               Itel Corporation
  Two North Riverside Plaza, Suite 1900, Chicago, IL  60606  (312-902-1515)
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              February 10, 1993
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.  802-012-104                                        Page 2 of 4 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Itel Corporation
         94-1658138

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION


                  7  SOLE VOTING POWER
 NUMBER OF            8,064,005
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON              8,064,005
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
         8,064,005

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9%

14  TYPE OF REPORTING PERSON*
         CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Itel Corporation, a Delaware corporation ("Itel" or the "Company"), hereby amends the Statement on Schedule 13D, as filed on November 29, 1990 and amended on December 18, 1991 and December 31, 1992 (the "Statement"), with respect to the shares of Common Stock, $0.01 par value (the "Common Stock"), of Santa Fe Energy Resources, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Statement.

Item 4. Purpose of Transaction.

     Add the following new paragraph between first and second paragraphs:

          Itel may consult from time to time with other large stockholders of the Issuer, including HC Associates, on whether plan or proposals could and should be developed which would be related to or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D (see description below). Should such consultation occur and commitments or understanding relative to actions referred to in the aforesaid clauses result, then this
          Schedule 13D will be appropriately amended. Itel is aware that HC Associates intends to seek representation on the Issuer's Board of Directors, and, although no understanding or commitment exists relative thereto, Itel intends to support the election of HC Associates representatives to the Issuer's Board.

                                  SIGNATURE
          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 11, 1993               ITEL CORPORATION



                                        By: James E. Knox
                                           -------------------------------------
                                           James E. Knox
                                           Senior Vice President,
                                           General Counsel and Secretary



                                 Page 4 of 4